Exhibit 99.3

Hydro-Québec

Financial Results

KEY FIGURES

          Second

          Quarter 2023

NET INCOME	INVESTMENTS

$456M	$1,181M

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC

38.8 TWh	5.5 TWh

$2,931M	$387M

          First

          Semester 2023

NET INCOME	INVESTMENTS

$2,687M	$2,028M

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC

93.6 TWh	14.9 TWh

$7,086M	$1,626M

Management’s Discussion and Analysis

Quarterly results	In the second quarter of 2023, Hydro-Québec’s net income totaled $456 million, a $224-million decrease compared to the $680 million recorded for the same period the previous year.

On markets outside Québec, electricity sales declined by $203 million, mainly as a result of a 2.9-TWh decrease in volume attributable in particular to unfavorable weather conditions, which led to lower energy prices. The impact of this decrease was offset, however, by the positive effect of the risk management strategy put in place by Hydro-Québec to reduce price volatility.

In Québec, electricity sales rose by $120 million compared to the same quarter of 2022, primarily on account of the indexation of rates as of April 1, 2023. In accordance with the provisions of An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity, the indexation rate for domestic rates, i.e., those that apply to residential and farm customers, was capped at 3%, while rates for business customers rose by 6.5%. The increase applicable to large-power industrial (Rate L) customers corresponded to 4.2%.

Operating expenses increased by $15 million, in particular due to the expansion of the company’s activities, which was partially offset by a decrease in the current service cost of employee future benefit plans. It should also be noted that the major ice storm that hit several regions of Québec in early April, causing almost 10,000 power outages that affected 1.3 million customers, led to service restoration costs of approximately $50 million. However, this event did not result in any significant deviation compared to the same period the previous year, given that another major meteorological event—the derecho in May 2022—had led to comparable restoration costs.

In addition, recognition of the other components of employee future benefit cost led to a negative variance of $83 million. This variance is particularly due to the increase in the interest on obligations in the context of rising long-term interest rates.

Lastly, depreciation and amortization expense rose by $42 million, due in part to the commissioning of capital assets, such as the Romaine-4 generating station, which has been fully operational since last September. The increase in depreciation and amortization expense is also due to the integration of the activities of Great River Hydro, whose assets have a carrying amount of over $3 billion. Note that Hydro-Québec acquired this company, which owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts, in February 2023.

Summary of results for the first semester

For the six-month period ended June 30, 2023, Hydro-Québec’s net income totaled $2,687 million, a $55-million decrease compared to the six-month high of $2,742 million recorded for the same period the previous year.

On markets outside Québec, electricity sales rose by $390 million, primarily due to the favorable effect of the management strategy adopted by the company to hedge the risks related to sales, which more than offset the marked decrease in prices on the energy markets and the 2.2-TWh decline in sales volume. This was offset, however, by the combined effect of four main factors. First, on the Québec market, electricity sales declined by $114 million compared to the same period in 2022, mainly due to the effect of milder winter temperatures in 2023, which was mitigated by the indexation of rates. Second, operating expenses increased by $121 million, due partly to the expansion of the company’s activities. Lastly, recognition of the other components of employee future benefit cost yielded a negative variance of $166 million, whereas depreciation and amortization expense increased by $81 million.

Consolidated results	Revenue totaled $8,972 million, compared to $8,672 million in the first semester of 2022. This $300-million increase arises largely from the $276-million increase in electricity sales.

In Québec, sales brought in $114 million less than the $7,200 million recorded a year earlier, mainly due to temperatures, which resulted in a decrease of 3.9 TWh or $335 million. Their effect was felt mainly in January 2023, which was 9°C warmer, on average, than January 2022, which was exceptionally cold. This decrease was nonetheless partially offset by the indexation of rates on April 1, 2022 and 2023, which generated additional revenues of $212 million.

Revenue from electricity sales on markets outside Québec was $1,626 million, a historic peak for the first semester, representing a $390-million increase from the $1,236 million posted for the same period in 2022. On the one hand, the positive impact of the risk management strategy that Hydro-Québec implemented to reduce price volatility more than offset the decrease in prices on the energy markets. Thanks to this strategy, the company was able to benefit from the high forward prices in 2022 arising from the global geopolitical situation, which has had a positive impact on revenue this year. On the other hand, in a context marked by unfavorable weather conditions, the volume of sales outside Québec decreased by 2.2 TWh compared to the same period last year.

Total expenditure amounted to $5,093 million, $318 million more than the $4,775 million recognized in the corresponding period last year.

First, operating expenses increased by $121 million, partly due to the expansion of the company’s activities to improve service quality and reliability, in particular the increase in servicing and maintenance activities and growth in expenditure related to digital services to meet Hydro-Québec’s increased business needs and support the company’s technological evolution. Furthermore, the completion of the acquisition of Great River Hydro at the beginning of the year led to an increase in operational expenditure compared to the corresponding period the previous year, due to the recognition of costs related to the purchase transaction and the consolidation of Great River Hydro’s activities as of the acquisition date. The impact of these factors was mitigated, however, by a decrease in the current service cost of the employee future benefit plans, related to the rise, in late 2022, in long-term interest rates on the capital markets, which determine the discount rates.

In addition, the recognition of other components of employee future benefit cost led to a negative variance of $166 million, with the credit amount for 2023 standing at $344 million compared to $510 million for the corresponding period in 2022. This variance is essentially due to the increase in the interest on obligations in the context of rising long-term interest rates.

Electricity purchases decreased by $81 million compared to the same period the previous year. This difference is mainly due to a $100-million decrease in short-term supplies purchased on the markets to meet Québec’s ad hoc requirements. In winter 2021–2022, Hydro-Québec had to purchase large quantities of energy on the markets to meet higher demand resulting from the very cold winter temperatures. Furthermore, wind power supplies fell by $79 million on account of lower output from wind farms under contract, while purchases made for electricity export purposes increased by $100 million due to an increase in related transmission costs stemming largely from contracts signed in 2022.

Depreciation and amortization expense rose by $81 million, mainly due to an increase in the depreciation of property, plant and equipment and intangible assets. This difference is mainly due to the commissioning activities in 2022 and 2023, in particular for Romaine-4 generating station, and to the amortization of Great River Hydro’s assets following its acquisition by Hydro-Québec.

Lastly, financial expenses totaled $1,192 million, a $37-million increase from the $1,155 million recorded a year earlier. Interest on debt securities rose by $152 million, essentially on account of rising interest rates on capital markets. However, this increase was mitigated by a $128-million increase in net investment income, also partly attributable to rising interest rates.

Investments

During the first six months of 2023, Hydro-Québec invested $2,028 million in property, plant and equipment and intangible assets, compared to $2,005 million in the same period in 2022. Most of this amount was allocated to large-scale asset sustainment initiatives and development projects.

Investments in asset sustainment amounted to $1,418 million. For instance, Hydro-Québec continued to invest in its generating facilities to ensure their long-term operability and maximize their output. In particular, projects are under way at Carillon and Rapide-Blanc generating stations, as well as the Bersimis-2 dam. At the same time, the company dedicated significant funds to the construction of transmission lines designed to reinforce its system and enhance its operating flexibility, including the 262-km 735-kV line that will connect Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region. It also continued to invest in upgrading and modernizing its transmission facilities. Some examples of this include the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets.

Investments in development projects totaled $610 million. Considerable funds were allocated to various projects to handle the growing customer base in Québec and increase Hydro-Québec’s generation capacity. For example, work is under way at Outardes-2 generating station, in the Côte-Nord region, to increase its capacity. Other ongoing development projects include the construction of the Hertel–New York interconnection line, which will connect with the Champlain Hudson Power Express line, and the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between the Québec and New England grids.

Hydro-Québec is also continuing its transportation electrification efforts with ongoing investments in its public charging network, the Electric Circuit, and the modernization of its vehicle fleet.

Financing

During the second quarter of 2023, Hydro-Québec carried out two fixed-rate issues on the Canadian capital market: $0.6 billion in medium-term notes maturing in 2029, at a cost of 3.53%, and $0.5 billion in bonds maturing in 2063, at a cost of 4.19%.

In particular, the proceeds are being used to finance part of the investment program and to repay maturing debt.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2023	2022	2023	2022

Revenue	5	3,488	3,521	8,972	8,672

Expenditure

Operations		993	978	1,955	1,834

Other components of employee future benefit cost	9	(172)	(255)	(344)	(510)

Electricity purchases		608	601	1,420	1,501

Depreciation and amortization		708	666	1,413	1,332

Taxes		283	271	649	618

		2,420	2,261	5,093	4,775

Income before financial expenses		1,068	1,260	3,879	3,897

Financial expenses	6	612	580	1,192	1,155

Net income		456	680	2,687	2,742
Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2023	2022	2023	2022

Net income		456	680	2,687	2,742

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	320	794	613	547

Net change in translation differences		(51)	5	(24)	4

Net change in items designated as net investment hedges	7	46	–	17	–

Net change in employee future benefits		(1)	11	(1)	22

Other		(4)	10	(8)	6

		310	820	597	579

Comprehensive income		766	1,500	3,284	3,321

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at June 30, 2023	As at December 31, 2022

ASSETS

Current assets

Cash and cash equivalents		2,101	1,773

Short-term investments		3,622	2,015

Accounts receivable and other assets		3,477	4,292

		9,200	8,080

Property, plant and equipment and intangible assets		74,775	71,080

Regulatory assets		968	1,026

Employee future benefit assets		6,144	5,911

Other assets		3,458	3,277

		94,545	89,374

LIABILITIES

Current liabilities

Borrowings		3,682	4

Accounts payable and other liabilities		3,474	3,944

Dividend payable		–	3,418

Current portion of long-term debt	7	37	1,011

		7,193	8,377

Long-term debt	7	53,586	50,530

Employee future benefit liabilities		1,194	1,173

Other liabilities		2,411	2,417

		64,384	62,497

EQUITY

Share capital		4,374	4,374

Retained earnings		24,775	22,088

Accumulated other comprehensive income	10	1,012	415

		30,161	26,877

		94,545	89,374

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette
Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)				Six months ended June 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2022		4,374	22,088	415	26,877

Net income			2,687		2,687

Other comprehensive income	10			597	597

Balance as at June 30, 2023		4,374	24,775	1,012	30,161

Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

Net income			2,742		2,742

Other comprehensive income	10			579	579

Balance as at June 30, 2022		4,374	23,691	(1,484)	26,581

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2023	2022	2023	2022

Operating activities

Net income		456	680	2,687	2,742

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		708	666	1,413	1,332

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(111)	(40)	(223)	(212)

Other		91	86	93	173

Regulatory assets and liabilities		(32)	(118)	(43)	(162)

Change in non-cash working capital items	8	1,453	709	489	(1,116)

		2,565	1,983	4,416	2,757

Investing activities

Additions to property, plant and equipment and intangible assets		(1,181)	(1,149)	(2,028)	(2,005)

Acquisition of a company, net of cash acquired	4	6	–	(2,019)	–

Acquisition of short-term investments and sinking fund securities		(1,590)	(1,136)	(3,689)	(1,464)

Disposal of short-term investments and sinking fund securities		367	159	2,161	308

Other		84	26	28	–

		(2,314)	(2,100)	(5,547)	(3,161)

Financing activities

Issuance of long-term debt		1,119	2,126	2,158	3,191

Repayment of long-term debt		(1,022)	(677)	(1,048)	(1,994)

Cash receipts arising from credit risk management		958	1,719	2,217	2,919

Cash payments arising from credit risk management		(991)	(1,024)	(2,072)	(2,658)

Net change in borrowings		157	(2,001)	3,638	1,715

Dividend paid		–	–	(3,418)	(2,673)

Other		(1)	(2)	(4)	(5)

		220	141	1,471	495

Foreign currency effect on cash and cash equivalents		(14)	1	(12)	2

Net change in cash and cash equivalents		457	25	328	93

Cash and cash equivalents, beginning of period		1,644	1,365	1,773	1,297

Cash and cash equivalents, end of period		2,101	1,390	2,101	1,390

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and six-month periods ended June 30, 2023 and 2022

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1    Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2022.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2022, except as regards the recent change described in Note 2, Change to Accounting Policy, as well as the policies presented in Note 4, Acquisition of a Company, as well as in Note 7, Financial Instruments, with regard to hedges of net investments.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until August 25, 2023, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note  2    Change to Accounting Policy

Recent change

Financial instruments

On January 1, 2023, Hydro-Québec adopted, on a modified retrospective basis, the Accounting Standards Codification 326, Financial Instruments—Credit Losses issued by the Financial Accounting Standards Board.

This standard provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It replaces the method based on incurred losses by a method based on expected losses and it did not have a significant impact on Hydro-Québec’s consolidated financial statements.

The accounting policy on accounts receivable was changed accordingly. These accounts are recognized at the amount invoiced, net of the allowance for credit losses. This allowance is based on the status and risk profile of customer files, the recovery experience for each age group of accounts, the current economic conditions and the future economic forecasts on the balance sheet date.

Note 3    Regulation

Distribution activities

Electricity distribution rates were indexed at a rate of 6.5% on April 1, 2023, with the exception of residential rates and Rate L, which were indexed at a rate of 3% and 4.2%, respectively.

Note 4    Acquisition of a Company

Acquisition of Great River Hydro NE LLC

On February 10, 2023, Hydro-Québec acquired 100% of the units of Great River Hydro NE LLC, a company that owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts, for a cash consideration of $2,056 million (US$1,539 million), including the final adjustments made to the purchase prices. This acquisition will mainly enable Hydro-Québec to diversify its revenue streams in New England, its main export market.

The transaction was accounted for as a business combination based on the acquisition method.

The following table presents the preliminary purchase price allocation among the assets acquired and the liabilities assumed, measured at fair value on the acquisition date.

Assets

Current assets	60

Property, plant and equipment	2,502

Intangible assets	524

Goodwill[a]	138

3,224

Liabilities

Current liabilities	31

Long-term debt	986

Other long-term liabilities	151

1,168

Total purchase price	2,056

Less

Cash acquired	37

Total purchase price, net of cash acquired	2,019

a)	Presented in Other assets on the Consolidated Balance Sheet as at June 30, 2023.

The determination of the fair value of assets acquired and liabilities assumed is based on management’s estimates and assumptions and reflects the fair value of the consideration paid. Goodwill represents the excess of the purchase price over the aggregate fair value of the net assets acquired, and largely represents future growth. Goodwill is tax deductible.

Property, plant and equipment are depreciated over their estimated useful life, using the straight-line method. The weighted average useful life of property, plant and equipment is 67 years.

Intangible assets primarily represent licences, permits and other acquired rights. The operation of a hydropower generating station is subject to obtaining a renewable licence issued by the U.S. Federal Energy Regulatory Commission. As at June 30, 2023, the licences associated with three hydropower generating stations were in the process of being renewed, for anticipated periods of approximately 40 years. With regard to the other licenses, their average residual term before the next renewal is 18 years. Intangible assets are subject to straight-line amortization over their estimated useful life of 70 years.

The acquisition resulted in transaction costs of $21 million that were recognized in operational expenditure, namely $15 million for the six-month period ended June 30, 2023, and $6 million for the year 2022, as well as transfer taxes of $4 million that were recognized in Taxes for the six-month period ended June 30, 2023.

The results are presented in the Consolidated Statements of Operations, since the acquisition date. For the 141-day period ended June 30, 2023, revenue and the net loss recognized in the Consolidated Statements of Operations totaled $58 million and $17 million, respectively.

The impact of pro forma information on Hydro-Québec’s consolidated revenue and net income was not significant for the three- and six-month periods ended June 30, 2023, and 2022.

Note 5    Revenue

	Three months ended June 30		Six months ended June 30

	2023	2022	2023	2022

Revenue from ordinary activities

Electricity sales

In Québec	2,931	2,811	7,086	7,200

Outside Québec	387	590	1,626	1,236

	3,318	3,401	8,712	8,436

Other revenue from ordinary activities	106	74	159	125

	3,424 [a]	3,475 [a]	8,871 [a]	8,561 [a]

Revenue from other activities	64	46	101	111

	3,488	3,521	8,972	8,672

a) This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 7, Financial Instruments.

Note 6 Financial Expenses

	Three months ended June 30		Six months ended June 30

	2023	2022	2023	2022

Interest on debt securities	669	589	1,316	1,164

Net foreign exchange loss	3	1	–	2

Guarantee fees related to debt securities[a]	62	59	123	118

Capitalized financial expenses	(51)	(56)	(98)	(108)

Net investment income	(71)	(13)	(149)	(21)

	612	580	1,192	1,155

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 7    Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge, cash flow hedge or fair value hedge.

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and petroleum prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage market risk:

	As at June 30, 2023	As at December 31, 2022

Currency risk
Sale (US$ million)	5,196	5,652
Purchase (US$ million)	6,507	3,907

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	3,000	3,000

Price risk
Electricity (TWh)	18.6	20.5
Aluminum (tonnes)	426,350	367,475
Petroleum (millions of litres)	17.3	17.3
Congestion (TWh)	7.4	7.7

Note 7    Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking fund, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie de l’énergie of Québec.

As at June 30, 2023, accounts receivable and other assets included an amount of $1,528 million ($2,108 million as at December 31, 2022) from contracts concluded with customers, including $863 million ($1,449 million as at December 31, 2022) in unbilled electricity deliveries. Accounts receivable and other assets are presented net of the allowance for credit losses of $390 million ($362 million as at December 31, 2022).

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

				As at June 30, 2023

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total

Assets

Currency contracts	–	741	30	26	797

Interest rate contracts	64	30	–	–	94

Price contracts	–	511	–	214	725

Gross amounts recognized	64	1,282	30	240	1,616

Impact of gross amounts offset[a]					(207)

Impact of cash (received) paid as collateral[b]					(1,014)

Net assets					395 [c]

Liabilities

Currency contracts	–	(137)	–	(64)	(201)

Interest rate contracts	–	(30)	–	–	(30)

Price contracts	–	(71)	–	(20)	(91)

Gross amounts recognized	–	(238)	–	(84)	(322)

Impact of gross amounts offset[a]					207

Impact of cash (received) paid as collateral[b]					24

Net liabilities					(91)[d]

Note 7    Financial Instruments (continued)

				As at December 31, 2022

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total

Assets

Currency contracts	–	767	–	19	786

Interest rate contracts	83	48	–	–	131

Price contracts	–	419	–	283	702

Gross amounts recognized	83	1,234	–	302	1,619

Impact of gross amounts offset[a]					(231)

Impact of cash (received) paid as collateral[b]					(900)

Net assets					488 [c]

Liabilities

Currency contracts	–	(270)	–	(14)	(284)

Interest rate contracts	–	(17)	–	–	(17)

Price contracts	–	(463)	–	(35)	(498)

Gross amounts recognized	–	(750)	–	(49)	(799)
Impact of gross amounts offset[a]					231

Impact of cash (received) paid as collateral[b]					70

Net liabilities					(498)[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

c)	As at June 30, 2023, $268 million was recorded in Accounts receivable and other assets ($454 million as at December 31, 2022) and $127 million in Other assets ($34 million as at December 31, 2022).

d)

As at June 30, 2023, $(54) million was recorded in Accounts payable and other liabilities [$(404) million as at December 31, 2022], and $(37) million in Other liabilities [$(94) million as at December 31, 2022].

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at June 30, 2023, no amount receivable in consideration of net payments was included in Accounts receivable and other assets ($346 million as at December 31, 2022), whereas an amount of $191 million to be paid in consideration of net cash receipts was included in Accounts payable and other liabilities (nil as at December 31, 2022).

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy based on the inputs used. Fair values of certain energy derivatives classified as Level 1, measured at $157 million as at June 30, 2023, [$(223) million as at December 31, 2022], are derived from the closing price on the balance sheet date. Fair values of all other derivatives, with the exception of those related to the risk of congestion of the transmission system and power purchase agreements for variable volumes, are classified as Level 2. These fair values, totaling $1,040 million as at June 30, 2023, ($852 million as at December 31, 2022), are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

The derivatives classified as Level 3, whose fair value measurement is based on unobservable inputs, totaled $97 million as at June 30, 2023, ($191 million as at December 31, 2022). The valuation technique used to classify the derivatives related to transmission system congestion is determined based on a two-year moving average of spot prices and forward prices for energy at the measurement date, while the technique used for fixed price power purchase agreements of variable volumes are based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 7    Financial Instruments (continued)

Impact of derivative instruments on results and Other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022

Losses (gains) on derivatives recognized in results

Fair value hedges

Interest rate contracts[a]	63	117	13	273

Derivatives not designated as hedges

Currency contracts[b]	80	(96)	62	(73)

Price contracts[b]	(45)	(52)	(166)	43

	98 [c]	(31)[c]	(91)[c]	243 [c]

Losses (gains) on derivatives reclassified from Other comprehensive income to results

Cash flow hedges

Currency contracts[d]	136	(133)	171	(49)

Interest rate contracts[a]	1	1	1	3

Price contracts[e]	(113)	182	(595)	500

	24 [c]	50 [c]	(423)[c]	454 [c]

Losses (gains) on derivatives recognized in Other comprehensive income

Cash flow hedges

Currency contracts	(36)	(41)	(35)	39

Interest rate contracts	(44)	(307)	60	(659)

Price contracts	(216)	(396)	(1,061)	527

	(296)	(744)	(1,036)	(93)

Net investment hedges[f]

Currency contracts	(46)	–	(17)	–

	(342)	(744)	(1,053)	(93)

a)	These amounts were recognized in Financial expenses.

b)

These derivatives are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. For the three- and six-month periods ended June 30, 2023, respectively $(69) million and $(251) million were recognized in Revenue [$(14) million and $73 million for the corresponding periods of 2022], $22 million and $82 million in Electricity purchases [$(32) million and $(26) million for the corresponding periods of 2022], as well as $82 million and $65 million in Financial expenses [$(102) million and $(77) million for the corresponding periods of 2022].

c)

The items Revenue, Electricity purchases, and Financial expenses totaled $3,488 million, $608 million and $612 million, respectively, for the three-month period ended June 30, 2023, $8,972 million, $1,420 million and $1,192 million for the six-month period ended on that date ($3,521 million, $601 million and $580 million for the three-month period ended June 30, 2022, as well as $8,672 million, $1,501 million and $1,155 million for the six-month period ended on that date).

d)

For the three- and six-month periods ended June 30, 2023, respectively $40 million and $69 million were recognized in Revenue ($5 million and $9 million for the corresponding periods of 2022), as well as $96 million and $102 million in Financial expenses [$(138 million and $(58) million for the corresponding periods of 2022].

e)

For the three- and six-month periods ended June 30, 2023, respectively $(110) million and $(586) million were recognized in Revenue ($181 million and $502 million for the corresponding periods of 2022), as well as $(3) million and $(9) million in Electricity purchases [$1 million and $(2) million for the corresponding periods of 2022].

f)

Hydro-Québec applies hedge accounting to the derivatives it designates as net investment hedges. The change in fair value of the derivative is recognized in Other comprehensive income. The amounts recognized in Accumulated other comprehensive income will be reclassified to results if Hydro-Québec disposes of its net investment in the foreign operation.

For the three- and six-month periods ended June 30, 2023, and 2022, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at June 30, 2023, Hydro-Québec estimated the net amount of gains in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $273 million (net loss of $408 million as at June 30, 2022).

As at June 30, 2023, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was seven years (eight years as at June 30, 2022).

Note 7    Financial Instruments (continued)

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at June 30, 2023			As at December 31, 2022

	Carrying amount		Fair value	Carrying amount		Fair value

Assets
Sinking fund[a]	646		616	647		621

Liabilities
Long-term debt[b]	(53,623)	[c]	(55,708)	(51,541)	[c]	(52,543)

a)	The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government.

b)	Including the current portion.

c)

Including an amount of $1,491 million as at June 30, 2023 ($1,492 million as at December 31, 2022) for debts subject to a fair value hedge, which resulted in an adjustment of $65 million for the hedged risk ($79 million as at December 31, 2022) with respect to existing hedging relationships and of $(61) million [$(65) million as at December 31, 2022] for hedging relationships terminated by Hydro-Québec.

Note 8    Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30

	2023	2022	2023	2022

Change in non-cash working capital items

Accounts receivable and other assets	1,077	420	639	(971)

Accounts payable and other liabilities	376	289	(150)	(145)

	1,453	709	489	(1,116)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	22	19	42	37

Interest paid	68	91	1,024	1,053

Note 9    Employee Future Benefits

					Three months ended June 30

	Pension Plan		Other plans		Total

	2023	2022	2023	2022	2023	2022

Current service cost	70	159	12	13	82	172

Other components of employee future benefit cost

Interest on obligations	289	203	17	12	306	215

Expected return on plan assets	(476)	(499)	–	–	(476)	(499)

Amortization of net actuarial loss	–	23	(1)	6	(1)	29

Amortization of past service costs (credits)	–	1	(1)	(1)	(1)	–

	(187)	(272)	15	17	(172)	(255)

Net (credit) cost recognized	(117)	(113)	27	30	(90)	(83)

					Six months ended June 30

	Pension Plan		Other plans		Total

	2023	2022	2023	2022	2023	2022

Current service cost	141	316	23	26	164	342

Other components of employee future benefit cost

Interest on obligations	578	407	34	25	612	432

Expected return on plan assets	(952)	(998)	(1)	(1)	(953)	(999)

Amortization of net actuarial loss	–	45	(1)	12	(1)	57

Amortization of past service costs (credits)	–	2	(2)	(2)	(2)	–

	(374)	(544)	30	34	(344)	(510)

Net (credit) cost recognized	(223)	(228)	53	60	(180)	(168)

Note 10    Accumulated Other Comprehensive Income

					Six months ended June 30, 2023

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2022	168	22	–	180	45	415

Other comprehensive income before reclassifications	1,036	(24)	17	–	(8)	1,021

Amounts reclassified outside of Accumulated other comprehensive income	(423)	–	–	(1)	–	(424)

Other comprehensive income	613	(24)	17	(1)[a]	(8)	597

Balance as at June 30, 2023	781	(2)	17	179	37	1,012

					Six months ended June 30, 2022

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2021	(706)	(1)	–	(1,354)	(2)	(2,063)

Other comprehensive income before reclassifications	93	4	–	–	6	103

Amounts reclassified outside of Accumulated other comprehensive income	454	–	–	22	–	476

Other comprehensive income	547	4	–	22 [a]	6	579

Balance as at June 30, 2022	(159)	3	–	(1,332)	4	(1,484)

a)

Other comprehensive income includes the change in the employee future benefit regulatory liability, which totaled $2 million as at June 30, 2023 [change in the employee future benefit regulatory asset of $(35) million as at June 30, 2022].

Note 11    Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is from time to time involved in claims and legal proceedings. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. In another action brought in January 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, they are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of these claims.

Note 12    Comparative Information

Some of the prior year’s data for the corresponding period have been reclassified to conform to the presentation adopted in the current period. The acquisitions and disposals of short-term investments and sinking fund securities, previously presented under Net change in short-term investments and sinking fund in the Consolidated Statements of Cash Flows, are now presented as separate line items under Investing activities. This reclassification had no impact on the total amount recognized for such activities.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30				Six months ended June 30

Summary of Results	2023	2022	Change (%)		2023	2022	Change (%)

Revenue	3,488	3,521	0.9	Ü	8,972	8,672	3.5	Û

Expenditure	2,420	2,261	7.0	Û	5,093	4,775	6.7	Û

Financial expenses	612	580	5.5	Û	1,192	1,155	3.2	Û

Net income	456	680	32.9	Ü	2,687	2,742	2.0	Ü

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4 Ce document est également publié en français. www.hydroquebec.com	23